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                                Exhibit 99(a)(7)

                                                                     May 7, 1999

Dear Stockholder:

    We are pleased to inform you that on April 29, 1999, Market Facts, Inc. (the "Company") and Aegis Group plc ("Aegis") entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides for the acquisition by Aegis of all of the Company's stock. Aegis is the parent of the Carat Group of operating companies, one of the world's leading group of media communications specialists.

    Under the Merger Agreement, Aegis Acquisition Corp., a wholly owned subsidiary of Aegis ("Purchaser"), has commenced a cash tender offer (the "Offer") to purchase all of the shares of the Company's common stock at a price of $31.00 per share, net to the seller in cash. Subject to the satisfaction of certain conditions set forth in the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which the holders of any remaining Company shares (other than dissenting shares) will be converted into the right to receive $31.00 per share, in cash. The Offer is currently scheduled to expire at 12:00 midnight New York City time on Tuesday, June 1, 1999, unless extended.

    The Board of Directors has unanimously approved the Merger Agreement with Aegis and the transactions contemplated thereby, and has determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders. The Board of Directors recommends that stockholders accept the Offer and tender their shares pursuant to the Offer.

    In determining to approve the Merger Agreement and the transactions contemplated thereby, the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9, including the opinion of Schroder & Co. Inc., our financial advisor, that the cash consideration to be received by the holders of the Company's shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders.

    The enclosed Schedule 14D-9 describes the background of this transaction, the reasons for the Board's recommendation, and other important information. Accompanying this letter and the Schedule 14D-9 is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents describe the terms and conditions of the Offer and provide instructions as to how to tender your shares. All of the enclosed documents contain important information and we urge you to read them carefully.

    We sincerely thank you for your support of the Company and its management over the years.

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
                                  [SIG]

                                  Verne B. Churchill
                                  Chairman of the Board

                                  [SIG]

                                  Thomas H. Payne
                                  Chief Executive Officer
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